Exhibit 99.1

CODE OF ETHICS

INTRODUCTION

This Code of Ethics (the “Code”) has been approved by CHC’s board of directors and sets out the standards of behaviour that CHC expects from each one of you in carrying out your duties and in dealing with each other, customers, suppliers and other stakeholders.

The Code sets out the guiding principles for ethical behaviour but cannot, and therefore does not, address every ethical situation that may confront you. You should familiarize yourself with all CHC’s policies that are applicable to you. Some, such as Human Resources, are applicable to all employees. Others, such as Information Technology, are applicable to most, while others will be applicable depending upon your job function. As well, each subsidiary and business unit of CHC may set its own policies consistent with this Code and other CHC policies of general application. If you are unclear as to the policies that are applicable to you or want to know more about those that are, contact your supervisor or human resources administrator. For matters that do not appear to be addressed by any policy you must discuss the matter with your supervisor.

MUST I FOLLOW THE CODE?

Every employee, officer, director, agent or authorized representative of CHC or its controlled subsidiaries must follow the Code.

THE CODE

WORK AND EXTERNAL ENVIRONMENT

CHC treats each employee fairly and with respect and provides equal employment opportunities without regard to any distinctions based on race, colour, ancestry, place of origin, religion, marital status, family status, physical or mental disability, gender or sexual orientation, in accordance with the laws and regulations of each country where it does business.

CHC is committed to provide safe and healthy working conditions for all employees free from harassment including all forms of sexual, physical and psychological abuse. You must refrain from engaging in any form of harassment including all forms of sexual, physical and psychological abuse.

CHC is committed to responsible environmental practices and complies with all laws and regulations relating to the protection of the environment. You must ensure that you adhere to all such laws and regulations in the performance of your duties.

FAIR DEALING

CHC is committed to fair dealing with our security holders, customers, suppliers and competitors. Your conduct must always be consistent with this commitment.

BUSINESS PRACTICES

Books and Records

Our books and records shall be complete, fair and accurate in all respects and comply with all applicable legal requirements.

Safeguarding Property

CHC’s property should not be used for any improper purpose. You must safeguard CHC’s property as well as the property of customers entrusted to our care to ensure that it is not lost, damaged, misappropriated or misused. This includes the confidential information and intellectual property of CHC. Confidential information is information of CHC that is not subject to public disclosure. You must not disclose any confidential information to any non-authorized colleague or any person outside of CHC, without the authorization of senior management.

Communications

You are expected to be truthful and clear in your verbal and written communications and to not be intentionally misleading to colleagues and others such as internal and external auditors.

Communications with the media, the investment community and regulators are the responsibility of designated CHC employees. You must refer any inquiry from such parties to a CHC employee authorized to deal with such inquiry.

Gifts and Entertainment

You must avoid giving or receiving gifts or entertainment if these might improperly influence the recipient’s judgment or be perceived to do so. If a gift is given it must be reasonable, in good taste and of nominal value. Only infrequent gifts of nominal value may be accepted. Under no circumstances shall gifts be given or received contrary to applicable laws.

Business Dealings

CHC complies with all anti-corruption laws in jurisdictions in which it operates including the Corruption of Foreign Public Officials Act of Canada and the Foreign Corrupt Practices Act of the United States of America. You must never approve, authorize, make or take any illegal or improper payment.

Conflicts of Interest

You must avoid conflicts of interest, whether real or perceived, in the performance of your duties on behalf of CHC. If a conflict of interest cannot be avoided, you must disclose the nature and circumstances to your supervisor. A conflict of interest exists whenever your personal interests, or those of close relatives or people with whom you are in close personal or business contact, conflict or appear to conflict in any way with the interests of CHC. If you have any doubt about whether a conflict of interest exists contact your supervisor for guidance. Your supervisor will consult higher management or Legal Services as necessary.

Improper Influence - External Auditor

You must never improperly influence or attempt to improperly influence any person acting as an external auditor of CHC.

Insider Information

It is illegal for anyone who has material, non-public information (“inside information”) about a publicly traded company to buy, sell or trade its securities or pass such inside information on to third parties. You must not buy, sell or trade securities of CHC while possessed of such inside information nor pass on such inside information to others.

COMPLIANCE

GENERAL

You must comply with the spirit and letter of the Code and all policies, procedures and rules of CHC that are applicable to you.

You must comply with all applicable laws.

Disregard Of Code, Policies and Procedures

No employee who exercises supervision or influence over another employee shall direct, request or encourage that other employee to do anything or omit to do anything the doing of which or the omission of which is contrary to the Code, any other policy, procedure or rule of CHC or any applicable law. You are required to immediately report any situation in which any person attempts to direct, request or encourage you to violate the Code, or any other policy, procedure or rule of CHC or any applicable law to any supervisor or manager that makes sense given the circumstances.

Waivers

No waivers of this Code shall be granted to any officer or director of CHC except by the Board of Directors. Any waiver of the Code granted to any officer or director of CHC shall be publicly disclosed in accordance with applicable securities laws and stock exchange rules.

REPORTING

It is your duty to report any possible violation of the Code or any violation of any law by CHC or any employee. You have several reporting options:

❒	Contact the Corporate Secretary at Corporate Headquarters in Vancouver.
❒	Contact the Director of Internal Audit at Corporate Headquarters in Vancouver.
❒
Advise your supervisor. Supervisors receiving reports from others must formally report any violation of the Code or applicable law when it becomes known to them to the Corporate Secretary at Corporate Headquarters in Vancouver.

❒	Use CHC’s anonymous, confidential Whistleblower Hotline which can be accessed on CHC’s Intranet and our website, www.chc.ca.

There shall be no retaliation against anyone who, in good faith, makes a complaint, raises a concern or provides assistance to CHC, it’s management or any other person or group, including any governmental, regulatory or law enforcement body, investigating a complaint or concern.

CONSEQUENCES OF NON-COMPLIANCE

CHC treats violations of the Code as serious matters. If you violate the Code you may be subject to disciplinary action up to and including dismissal.